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                                   Exhibit 2.1

   Articles of Incorporation: Oasis Entertainment's Fourth Movie Project, Inc.
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Filed in the Office of the
Secretary of State of Nevada
April 9, 1998

                            ARTICLES OF INCORPORATION
                                       OF
                Oasis Entertainment's Fourth Movie Project, Inc.


     Article I. The name of the Corporation is Oasis Entertainment's Fourth Movie Project, Inc.

     Article II. Its principal office in the State of Nevada is 774 Mays Blvd, #10. Incline Village NV 89451,. The initial resident agent for services of process at that address is N&R LTD. GROUP, INC., a Nevada Corporation.

     Article III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     Article IV. The corporation shall have authority to issue an aggregate of One Hundred Million Shares (100,000,000) of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $100,000.00. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     Article V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     Article VI. The affairs of the corporation shall be governed by a Board of Directors consiting of one to ten persons. The Initial Director of the Corporation, whose name and address is J. Dan Sifford, Jr., 33481 Spinnaker, Dana Point, California 92629, to serve until the next regualar meeting of shareholders or until their successors are elected.

     Article VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     Article VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     Article IX. The name and address of the Incorporator of the corporation is
J. Dan Sifford, Jr., 33481 Spinnaker, Dana Point, California 92629.


     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day, March 31, 1998.







                                J.Dan Sifford Jr.
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                               J. DAN SIFFORD JR.
                                  INCORPORATOR